UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                          OCWEN ASSET INVESTMENT CORP.
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                            $.01 PAR VALUE PER SHARE
                            ------------------------
                         (Title of Class of Securities)

                                   67574M 10 6
                                   -----------
                                 (CUSIP Number)

                  Investors Mortgage Insurance Holding Company
                            Ocwen Capital Corporation
                              Ocwen Financial Corp.
                                William C. Erbey
                        The Forum, Building A, Suite 1002
                           1675 Palm Beach Lakes Blvd.
                         West Palm Beach, Florida 33401
                           Attention: William C. Erbey
                           TELEPHONE NO. 561-681-8000
                           --------------------------
           (Name, Address and Telephone number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                            Randolph F. Totten, Esq.
                                Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                  MAY 19, 1997
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-
                  1(b)(3) or (4), check the following box [ ].

                               Page 1 of 16 Pages

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CUSIP NO.  67574M 10 6                                                 13D                 PAGE 2 OF 16 PAGES
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1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Investors Mortgage Insurance Holding Company ("IMIHC")

----------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      [X]
                                                                                                    (b)      [ ]
----------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              WC
----------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                                                             [ ]
----------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------------------------------------------------------------

        NUMBER OF           7          SOLE VOTING POWER

         SHARES                        -0-
                          --------------------------------------------------------------------------------------------
      BENEFICIALLY
                            8          SHARED VOTING POWER
        OWNED BY                       1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC
                          --------------------------------------------------------------------------------------------
          EACH              9          SOLE DISPOSITIVE POWER

        REPORTING                     -0-
                          --------------------------------------------------------------------------------------------
      PERSON WITH           10         SHARED DISPOSITIVE POWER

                                       1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC
----------------------------------------------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,875,000 shares
----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                                                  [ ]

----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.8%
----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

              CO
----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       -2-
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CUSIP NO.  67574M 10 6                                                 13D                 PAGE 3 OF 16 PAGES
--------------------------------------------------------                                 -----------------------------

----------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Ocwen Capital Corporation

----------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)    [X]
                                                                                            (b)    [ ]
----------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              N/A
----------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                                                   [ ]
----------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
----------------------------------------------------------------------------------------------------------------------

        NUMBER OF           7          SOLE VOTING POWER

         SHARES                        -0-
                          --------------------------------------------------------------------------------------------
      BENEFICIALLY
                            8          SHARED VOTING POWER
        OWNED BY                       -0-
                          --------------------------------------------------------------------------------------------
          EACH              9          SOLE DISPOSITIVE POWER

        REPORTING                      -0-
                          --------------------------------------------------------------------------------------------
      PERSON WITH           10         SHARED DISPOSITIVE POWER

                                       -0-
----------------------------------------------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*            Excludes  1,912,500  stock  options held, but not currently  exercisable,
                                       by Ocwen Capital Corporation                                [X]

----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

             CO
----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       -3-

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CUSIP NO. 67574M 10 6                                                  13D                 PAGE 4 OF 16 PAGES
--------------------------------------------------------                                 -----------------------------


----------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Ocwen Financial Corporation

----------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              N/A
----------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                                                        [ ]
----------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
----------------------------------------------------------------------------------------------------------------------

        NUMBER OF           7          SOLE VOTING POWER
                                       - 0 -
         SHARES           --------------------------------------------------------------------------------------------
                            8          SHARED VOTING POWER
      BENEFICIALLY
                                       1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC
        OWNED BY          --------------------------------------------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
          EACH                           - 0 -
                          --------------------------------------------------------------------------------------------
        REPORTING           10         SHARED DISPOSITIVE POWER

       PERSON WITH                     1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC
----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC
----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*            Excludes  1,912,500  stock  options held, but not currently  exercisable,
                                       by Ocwen Capital Corporation                                     [X]

----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.8%
----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

              HC
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       -4-

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CUSIP NO.  67574M 10 6                                                 13D                 PAGE 5 OF 16 PAGES
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1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              William C. Erbey

----------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)     [ ]
                                                                                                    (b)     [X]

----------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              PF
----------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                                                            [ ]
----------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------------------------------------------------------------------------------------------------------

        NUMBER OF           7          SOLE VOTING POWER

         SHARES                        134,400
                          --------------------------------------------------------------------------------------------
      BENEFICIALLY
                            8          SHARED VOTING POWER
        OWNED BY                       1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC
                          --------------------------------------------------------------------------------------------
          EACH              9          SOLE DISPOSITIVE POWER
                                       134,400
       REPORTING          --------------------------------------------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
      PERSON WITH                      1,875,000 shares consisting of 1,875,000 shares owned of record by IMIHC

----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            134,400 shares consisting of 134,400 directly owned individually by Erbey
----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*            Excludes  1,912,500  stock  options held, but not currently  exercisable,
                                       by Ocwen Capital  Corporation;   1,875,000  shares owned by IMIHC         [X]

----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.7%
----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security And Issuer.
         -------------------

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Ocwen Asset Investment Corp., a Virginia corporation (the "Issuer"), having its principal offices at The Forum, Building A, Suite 1002, 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

Item 2.  Identity And Background
         -----------------------

         This statement is filed by William C. Erbey ("Erbey"), a U.S. citizen; Investors Mortgage Insurance Holding Company ("IMIHC"), a Delaware corporation; Ocwen Capital Corporation ("OCC"), a Florida corporation; and Ocwen Financial Corporation ("OFC"), a Florida corporation and the parent company of IMIHC and OCC (collectively, the "Reporting Persons"). OFC is a diversified financial services company that is primarily engaged in the acquisition and resolution of troubled loans and in diverse mortgage lending activities. IMIHC is a wholly-owned subsidiary of OFC engaged in substantially the same business. OCC is a wholly-owned subsidiary of OFC which is the manager of the Issuer, a Virginia corporation which elected to be taxed as a REIT under the Internal Revenue Code. Erbey is principally employed as the Chairman, President and Chief Executive Officer of OFC and the most senior officer and sole director of IMIHC and OCC.

         Each Reporting Person's principal address and principal office is located at The Forum, Building A, 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

         The following information as to the each executive officer and director of the Reporting Persons is set forth in EXHIBIT 2 hereto, which exhibit is incorporated herein by reference: (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, each such executive officer and director is a citizen of the United States.

         During the last five years, none of the Reporting Persons, and, to the best of their knowledge, no executive officer or director of the Reporting Persons, has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On May 19, 1997, IMIHC purchased 1,875,000 shares of Common Stock privately offered by the Issuer for $14.88 per share; the source of such funds was the working capital of IMIHC. In addition, Erbey purchased 134,400 shares of Common Stock offered by the Issuer in its initial public offering for $14.88 per share; the source of such funds was personal funds.

Item 4.  Purpose of Transaction.
         ----------------------

         Erbey is presently the Chairman, Chief Executive Officer, a director and a direct shareholder of the Issuer, the Chairman, President, Chief Executive Officer and largest shareholder of OFC and the most senior officer and sole director of IMIHC and OCC. Erbey intends to continue to participate in the management and operations of the Issuer, OFC, OCC and IMIHC, and OCC intends to continue to act in its role as the manager of the Issuer. The Reporting Persons believe that the shares of the Common Stock are an attractive investment and acquired, or will acquire pursuant to the exercise of the options, the shares of the Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

         Except as set forth above and below, neither the Reporting Persons, nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, currently have any plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of the Issuer of which Erbey is a member) which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      any action similar to any of those enumerated above.


         The Reporting Persons and the executive officers and directors of the Reporting Persons reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this
Schedule 13D. The Reporting Persons also reserve the right to formulate plans or proposals or to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         IMIHC beneficially owns 1,875,000 shares of the Common Stock, representing approximately 9.8% of the outstanding shares of the Common Stock and as to which IMIHC has shared voting and dispositive power. OFC, as the parent company of IMIHC, indirectly owns the same such shares and as a result, has shared voting and dispositive power.

         OCC currently holds options to purchase 1,912,500 shares of the Common Stock, one quarter of which become exercisable on each of the four anniversaries following May 19, 1997. Such options terminate on May 19, 2007. Because such options are not exercisable within 60 days of the filing of this report, OCC is not yet deemed their beneficial owner.

         Erbey beneficially owns directly 134,400 shares of the Common Stock, representing approximately 0.7% of the Common Stock outstanding. Erbey owns such shares individually, and accordingly, has sole voting and dispositive power. By virtue of his relationship with OFC and IMIHC, Erbey may be deemed to control such entities, and accordingly, may be deemed to share indirect beneficial ownership of the 1,875,000 shares of the Common Stock owned directly by IMIHC, a wholly-owned subsidiary of OFC, representing approximately 9.8% of the Common Stock outstanding. As to such shares, Erbey disclaims all beneficial ownership, and this report shall not be deemed an admission that Erbey is the beneficial owner of such securities for purposes of Section 13 or for any other purposes.

         The Reporting Persons as a Group beneficially own 1,875,000 shares of the Common Stock, representing 9.8% of the outstanding shares of the Common Stock, and options not yet exercisable to purchase 1,912,500 shares of the Common Stock. Because Erbey disclaims membership in the Group, the 134,400 shares of the Common Stock owned by him individually are not included in the total number of shares owned by the Group.

         The Reporting Persons have not had any transactions in the Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Other than the Stock Option Plan, Option Agreement and the Registrations Rights Agreement, neither the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1 Agreement between the Reporting Persons with respect to the filing of this Schedule 13D.

         Exhibit 2         Directors and Executive Officers of the Reporting
                           Persons.

         Exhibit 3 Form of Registration Rights Agreement (Incorporated herein by reference to the Exhibits to Amendment No. 1 to Registrant's Registration Statement No. 333-21965 on Form S-11 filed March 31, 1997).

         Exhibit 4 Form of Stock Option Plan and Option Agreement (Incorporated herein by reference to the Exhibits to Amendment No. 2 to Registrant's Registration Statement No. 333-21965 on Form S-11 filed April 15,
                           1997).

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          INVESTORS MORTGAGE INSURANCE
                                          HOLDING COMPANY



Date:    October 29, 1997                 By: /s/ WILLIAM C. ERBEY
                                              --------------------------------
                                                  William C. Erbey
                                                  Chairman, President
                                                  and Chief Executive Officer



                                          OCWEN CAPITAL CORPORATION



Date:    October 29, 1997                 By: /s/ WILLIAM C. ERBEY
                                              --------------------------------
                                                  William C. Erbey
                                                  Chairman, President
                                                  and Chief Executive Officer



                                          OCWEN FINANCIAL CORPORATION



Date:    October 29, 1997                 By: /s/ WILLIAM C. ERBEY
                                              --------------------------------
                                                  William C. Erbey
                                                  Chairman, President
                                                  and Chief Executive Officer


                                          WILLIAM C. ERBEY


Date:    October 29, 1997                     /s/ WILLIAM C. ERBEY
                                              --------------------------------
                                                  WILLIAM C. ERBEY

                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION                          PAGE
-----------                            -----------                          ----

    1        Agreement between the Reporting Persons with
             respect to the filing of this Schedule 13D......................12

    2        Directors and Executive Officers of the Reporting
             Persons.........................................................13